SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _____

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    ________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated July 4, 2005
2.	Press release dated July 11, 2005
3.	Press release dated July 11, 2005
4.	Press release dated July 12, 2005
5.	Press release dated July 19, 2005
6.	Press release dated July 27, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: September 30th, 2005	By:	/s/ Anne C. Siddell

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

Appendix 1.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

MORGAN STANLEY SECURITIES LIMITED

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

UNKNOWN

11.	Date company informed

1 JULY 2005

12.	Total holding following this notification

9,838,701 ORDINARY SHARES OF 30P

13.	Total percentage holding of issued class following this notification

3.57%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 4 July 2005

Registered Holder	No. of Shares

Morgan Stanley Securities Limited	9,838,701
TOTAL:	9,838,701

Appendix 2.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

MORGAN STANLEY SECURITIES LIMITED

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

UNKNOWN

11.	Date company informed

7 JULY 2005

12.	Total holding following this notification

NO LONGER HAS A NOTIFIABLE INTEREST IN SHARES

13.	Total percentage holding of issued class following this notification

BELOW 3%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 11 JULY 2005

Appendix 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

8 JULY 2005

12.	Total holding following this notification

13,708,314 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

4.97%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 11 JULY 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	694,778
JP Morgan, Bournemouth	FII	117,847
Master Trust Bank of Japan	FIJ	34,217
Nomura Trust and Banking	FIJ	11,863
Trust & Cust Svcs Bk Toko	FIJ	10,333
Bank of New York Brussels	FIL	143,466
Brown Bros Harrimn Ltd Lux	FIL	27,161
Chase Manhttn Bk Ag Frnkfrt	FIL	105,462
ING Luxembourg	FIL	8,645
JP Morgan, Bournemouth	FIL	270,358
National Astl Bk Melbourne	FIL	29,857
Northern Trust London	FIL	19,320
State Str Bk and Tr Co Lndn	FIL	30,381
State Street Bank Australia	FIL	36,152
State Street T&B Co Ltd Tokyo	FIL	11,403
Bermuda Trust Far East Hk	FIM HK	10,354
JP Morgan Bournemouth	FISL	5,356,392
State Street Bank and Trust Co	FMRCO	2,465
Bank of New York	FMTC	41,917
Brown Brothers Harriman and co	FMTC	398,729
CIBC Mellon trust	FMTC	72,262
JPMorgan Chase Bank	FMTC	146,040
Mellon Bank N.A.	FMTC	156,446
Northern Trust Co	FMTC	319,505
Royal Trust Toronto	FMTC	9,064
State Street Bank and Trust Co	FMTC	1,013,779
Bank of New York Brussels	FPM	954,035
Bank of New York Europe Ldn	FPM	42,741
Bankers Trust London	FPM	117,324
Citibank London	FPM	39,035
Clydesdale Bank Plc	FPM	46,987
HSBC Bank plc	FPM	39,611
JP Morgan Bournemouth	FPM	703,444
Mellon Bank	FPM	391,462
Midland Securities Services	FPM	60,700
Northern Trust London	FPM	1,626,482
Societe Generale	FPM	13,835
State Str Bk and Tr Co Ldn	FPM	586,311
State Street Munich	FPM	8,151

TOTAL ORDINARY SHARES		13,708,314

Appendix 4.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Legal & General Group plc companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

11 JULY 2005

12.	Total holding following this notification

22,126,218

13.	Total percentage holding of issued class following this notification

8.02%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN: 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 12 July 2005

Material Interest	Holding

HSBC Global Custody Nominee (UK) Ltd A/C 914945	106,222
HSBC Global Custody Nominee (UK) Ltd A/C 923363	555,305
HSBC Global Custody Nominee (UK) Ltd A/C 775237	212,588
HSBC Global Custody Nominee (UK) Ltd A/C 942199	967,647
HSBC Global Custody Nominee (UK) Ltd A/C 942229	933,882
HSBC Global Custody Nominee (UK) Ltd A/C 942217	957,764
HSBC Global Custody Nominee (UK) Ltd A/C 942205	924,082
HSBC Global Custody Nominee (UK) Ltd A/C 942175	963,035
HSBC Global Custody Nominee (UK) Ltd A/C 942187	999,602
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,069,548
HSBC Global Custody Nominee (UK) Ltd A/C 130007	185,376
HSBC Global Custody Nominee (UK) Ltd A/C 770286	372,235
HSBC Global Custody Nominee (UK) Ltd A/C 357206	6,849,628
HSBC Global Custody Nominee (UK) Ltd A/C 866197	51,393
HSBC Global Custody Nominee (UK) Ltd A/C 904332	55,011
HSBC Global Custody Nominee (UK) Ltd A/C 916681	14,411
HSBC Global Custody Nominee (UK) Ltd A/C 969995	425,211
HSBC Global Custody Nominee (UK) Ltd A/C 754612	2,659,729
HSBC Global Custody Nominee (UK) Ltd A/C 361602	56,411
HSBC Global Custody Nominee (UK) Ltd A/C 282605	2,559,117
HSBC Global Custody Nominee (UK) Ltd A/C 360509	448,316
HSBC Global Custody Nominee (UK) Ltd A/C 766793	304,129
HSBC Global Custody Nominee (UK) Ltd A/C 824434	116,282
HSBC Global Custody Nominee (UK) Ltd A/C 924422	339,294
TOTAL	22,126,218

Appendix 5.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Aviva plc and subsidiaries (Morley Fund Management Limited)

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 30 5/14 P

10.	Date of transaction

UNKNOWN

11.	Date company informed

19 JULY 2005

12.	Total holding following this notification

11,226,742 ORDINARY SHARES OF 30 5/14 P

13.	Total percentage holding of issued class following this notification

4.07%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 19 JULY 2005

Registered Holder	No. of Shares

BNY Norwich Union Nominees Limited	4,047,843
Chase GA Group Nominees Limited	3,391,905
Chase Nominees Limited	243,675
CUIM Nominee Limited	3,543,319
TOTAL	11,226,742

Appendix 6.

For immediate release	27th July 2005

Interim Results For the Six Months ended 30 June 2005

POSITIONING for GROWTH
STRONG FIRST HALF PERFORMANCE

Financial Highlights for Six Months Ended 30 June 2005

Headline Results

Revenue	Up 19.7 per cent	to £336.6m (£281.1m)
Operating profit*	Up 23.3 per cent	to £76.1m (£61.7m)
Profit before tax*	Up 30.1 per cent	to £81.3m (£62.5m)
EPS**	Up 50.4 per cent	to 21.2p (14.1p)
Dividend	Up 10.2 per cent	to 4.00p (3.63p)

Note: the net impact of IFRS accounting standards over UK GAAP has been to increase these key 2005 indicators as follows: operating profit £0.3m, profit before tax £1.1m, EPS 1.7p.

•	Acquisitions performing ahead of plan
•	£67m invested in acquisitions in 2005
•	38 organic new product initiatives, 20 underperforming products closed

•	£418m proceeds from disposals, £267m profit on disposals
•	£311.6m of capital distributed to investors via special dividend and buyback
•	Net debt of £(0.2)m at period end

*	Before amortisation of intangible assets, non-recurring items and including discontinued operations
**	Before amortisation of intangible assets, non-recurring items, other financial income other than interest and including discontinued operations

Statutory Results

Revenue	Up 19.7 per cent	to £336.6m (£281.1m)
Operating profit	Up 33.0 per cent	to £66.5m (£50.0m)
Profit before tax	Up 613.8 per cent	to £362.6m (£50.8m)
EPS	Up 653.2 per cent	to 106.2p (14.1p)
Dividend	Up 10.2 per cent	to 4.00 (3.63p)

David Levin, Chief Executive of United Business Media, said

“UBM delivered a strong overall performance in the first half of 2005, including the first time impact of the mid 2004 acquisition of CMPMedica.

CMP Asia and PR Newswire both performed well – at both the revenue and operating profit levels.  CMPi (excluding UAP) delivered a solid revenue growth performance and investment in new product development was stepped up. UAP saw some impact from the slowdown in the UK markets but achieved positive momentum in online.  Integration of these CMPi and UAP businesses is progressing well with good prospects across the UAP titles being brought into CMPi. CMPMedica’s performance was split by geography, with strength in its important French market but softness in  Asia-Pacific trade press.  CMP Media saw little change in its recent performance trends.

In order to focus the business and to crystallise value created for investors, UBM has either sold, or agreed to sell, three major assets in 2005 – and we are working on the sale of our UK auto titles.  This makes UBM an increasingly focused business. UBM is now a leading global provider of news distribution and specialist information services for the professional and enthusiast markets, actively bringing buyers and sellers together across targeted media channels - publications, events and online.  Following the disposals UBM has returned over £310m of capital to shareholders – via a special dividend and also an open market buyback programme.

In 2005 UBM has invested £67m in seven acquisitions, building the business by significantly strengthening positions in attractive end markets. Integration of the acquisitions is progressing well and they are performing according to plan.  Internally 38 new organic product development initiatives are underway and 20 underperforming products have been closed down.   The business has been further reshaped by changes in the management reporting structure designed to align the structure of UBM’s management and UBM’s cost base with the geographical needs of customers and their marketplaces.

UBM is a great business with many strong market positions in specific verticals.  We are steadily working at making those positions even stronger.  In my first four months I have been directly engaging with many of our major customers.  I have been encouraged both by the strength of the existing relationships and also by the evident potential UBM has to add more value.

Outlook

The overall operating profit performance outlook for the second half is broadly in line with the first half – subject to the first half weighting of CMPMedica.  Solid booking levels and new investment are encouraging us to expect higher levels of underlying revenue growth.  This will be offset at the operating profit level by measured increases in development spend  - around the upper end of the £5m to £10m previously announced for 2005.

While print remains challenged, the events businesses in particular have strong forward bookings and are looking healthy, and CME bookings have improved in the US.  Online revenue is set to continue to increase.”

SUMMARY GROUP INCOME STATEMENT

The income statement set out below re-presents the group’s full income statement (which accompanies this summary) in order to show more clearly the results from operations.

	Six Months Ended 30 June

	2005 £m	2004 £m	%

Revenue	336.6	281.1	19.7
Adjusted group operating profit*	76.1	61.7	23.3
Net interest income	6.5	3.2	103.1
Other financing costs – pension schemes	(1.3)	(2.4)	(45.8)

Adjusted profit before tax**	81.3	62.5	30.1
Net financing income other than interest	23.5	—	—

Profit before non recurring items and tax*	104.8	62.5	67.7
Amortisation of intangible assets	(4.6)	—	—
Non-recurring items	262.2	—	—
Share of taxation of JV’s and associates	4.9	(0.7)	—
Operating profit on discontinued operations	(4.7)	(11.0)	—

Profit/(loss) before tax	362.6	50.8	614.8
Taxation	(12.7)	(11.4)	(11.4)
Taxation relating to non-recurring items	(1.2)	—	—

Profit after tax – Continuing activities	348.7	39.4
Discontinued operations	3.8	8.7

Profit after tax	352.5	48.1	633.9
Minority interest	(0.9)	(0.9)	—

Retained profit for the period	351.6	47.2	646.0

Dividends paid in period	326.6	19.5
EPS ** (pence)	21.2	14.1	50.4
Basic EPS (pence)	106.2	14.1

*	Before amortisation of intangible assets, non-recurring items and including discontinued operations
**	Before amortisation of intangible assets, non-recurring items, other financial income other than interest and including discontinued operations

CONTENTS

1.	Summary of interim financial results for 2005
2.	Divisional commentary
3.	Dividend
4.	Balance sheets and cash conversion
5.	Pensions
6.	Tax
7.	Interest
8.	Non-recurring items
9.	IFRS

1.     SUMMARY OF INTERIM FINANCIAL RESULTS FOR 2005

Reflecting new management structure – continuing businesses only

Revenue

	Six months to 30 June (£m)				Adjusted Group Operating Profit* Six months to 30 June (£m)

	2005	2004	Change (%)	Underlying #(%)	2005	2004	Change (%)	Underlying #(%)

CMP Media	103.9	110.6	(6.1)	(3.4)	12.9	14.3	(9.8)	(8.2)
CMPMedica	54.7	—	—	—	13.5	—	—	—
CMP Asia	22.0	20.1	9.5	10.1	6.3	5.7	10.5	7.5
CMPi	104.7	102.7	1.9	0.7	21.0	24.2	(13.2)	(13.0)
PR Newswire	51.3	47.7	7.5	9.6	14.3	12.4	15.3	21.5
Corporate+	—	—	—	—	3.4	(5.9)	—	—

Total	336.6	281.1	19.7	1.2	71.4	50.7	40.8	16.5

#	Underlying: adjusted for the estimated effects of acquisitions, foreign exchange and biennial events
*	before amortisation of intangible assets, non-recurring items and including discontinued operations
+	Corporate operations comprises net central operating costs, together with those equity accounted investments which do not form part of one of the group’s operating divisions.

Underlying revenue was up 1.2 per cent – after adjusting for the effects of acquisitions, foreign exchange and biennials.  Group revenue in 2005 was increased by £61.1m of revenue from acquisitions in 2004 and 2005.  The weakness of the US dollar has a direct translation impact – with approximately two thirds of UBM revenue reported locally in US dollars, group revenue was reduced by £3.7m as a result of foreign exchange.

The average rate of $:£ exchange in the first six months of 2005 was 1.87 (1.82), together with the effects of  other currency movements this reduced operating profit in the first half of 2005 by £0.7m.  A 1 cent movement in the US dollar against sterling is approximately equivalent to a move in profit of around £200,000 to £300,000 over the full year.

2.     DIVISIONAL COMMENTARY

Note: As previously notified the amounts shown against CMP Media, CMP Asia and CMP Information in the table above have been restated to reflect the intra-group transfer of United Entertainment Media in the US from CMP Information to CMP Media, the transfer of CMP Princeton from CMP Asia to CMP Media, and the transfer of United Advertising Publications to CMP Information.   The amounts transferred are stated in detail in the business segments section of the accompanying financial statements.

PR NEWSWIRE

PR Newswire delivered another strong performance in all main areas of operation.  Underlying revenue was up 9.6 per cent, underlying operating profit was up 21.5 per cent, with an overall operating margin up from 26.0 per cent to 27.9 per cent.   The core US messaging business achieved a strong yield increase on steady volume levels.  Revenue from new and recent developments in the media intelligence product range was up over 22 per cent.  Businesses in Europe and Asia achieved 17.8 per cent revenue growth with the European operating margin up to 20.8 per cent and a total Rest of the World operating profit of £1.1m (£0.3m loss in the same period in 2004).

CMP INFORMATION

The UAP and CMPi businesses were combined during the first half of 2005.  The UK Auto businesses have been put up for sale with the remaining UAP businesses being fully integrated into CMPi.    Underlying revenue of the combined entity was up 0.7 per cent reflecting some softness in the UK markets but also strong growth in online revenues.  Overall underlying operating profit was down 13.0 per cent, also reflecting increased investment in new product development (this increased spend is not backed out in the underlying calculation).   The “old” CMPi  again grew underlying revenue - by a solid 3.8 per cent.

The 2005 acquisitions of ABI and the Publican titles are performing in line with business case.

CMP MEDIA

In dollar terms technology revenues were down 1.6 per cent reflecting the continuation of recent trends across the different media platforms – with print declining and with events and online both strong.

Although the healthcare business was weak, with dollar revenues down 13.0 per cent, the medical education businesses customers have now restructured themselves to address US regulatory concerns.

The US based entertainment businesses – formerly part of CMPi – have now been integrated into CMP Media and have delivered steady revenue levels compared to the same period in 2004.

The 8.2 per cent decline in underlying operating profits across CMP Media largely reflected the previously announced increased level of investment in new product development – in particular in online.  Overall new cost savings of over $7m were achieved in controllable areas such as staffing but these were offset to some extent by incremental increases in postage and paper costs.

CMPMEDICA

CMPMedica was acquired on 30 July 2004 with the acquisition of additional MediMedia assets completed on 31 March 2005.   The 2004 acquisition has been trading broadly in line with its acquisition case.  Its performance again reflects a strong seasonal weighting towards the first half of the year.   The drug information products have performed well but there was some softness in the Asia-Pacific trade press markets.

The 2005 acquisition is proceeding according to plan – with the integration of the French medical education and communication business – including trade press titles – Quotidien Du Medecin and Le Generaliste –well underway.

CMP ASIA

The first half of 2005 saw CMP Asia deliver another strong performance from this exhibitions based business.  Underlying revenue was up 10.1 per cent, with underlying operating profits up 7.5 per cent.   Operating margins were again high at 28.6 per cent (28.4 per cent) and the steady programme of new product launches continued – including more geographic extensions into mainland China.

The acquisition of Tissue World is performing in line with its business case.

These numbers exclude the Princeton based businesses (the Cruise Shipping and the Health & Beauty exhibitions) which are now part of CMP Media.

CORPORATE

As noted above “Corporate” operations comprises net central operating costs, together with those equity accounted investments which do not form part of one of the group’s operating divisions – these included five, SIS, ITN and SDN.

A major factor during this period was the strong improvement in the operating performance of five.  Total revenue at five was up 16.2 per cent to £155.3m (£133.6m) with operating profit up from £6.2m to £17.9m.

3.     DIVIDEND

An interim dividend of 4.00 pence (3.63) pence per share will be paid - an increase of 10.2 per cent.

The interim dividend on the ordinary shares will be paid on 20 October to shareholders on the register on 12 of August.

4.     BALANCE SHEET AND CASH CONVERSION

Net debt at the end of the period was £(0.2)m, after operating cash conversion of  85.0 per cent of operating profit, expenditure of £67m on acquisitions during the year, receipts of £418m from disposals, a return of approximately £300m of capital to investors by means of a special dividend.

Our target rate for the full year is again to achieve cash conversion of over 90 per cent.

5.     PENSIONS

During the period the pension deficit was reduced from £96.0 m to £90.4m, reflecting the effects of additional contributions.

6.     TAX

The effective tax rate in the first half of 2005 was 20.0 per cent (21.8 per cent).

Neither the disposals of NOP World nor (post balance sheet) of the stake in five are  expected to generate any tax liability for UBM.

7.     INTEREST

Net interest income for the year was £6.5m (£3.2m).  Interest income of £16.0m included £4.1m in relation to loans to five, with interest expense being £(9.5)m.

8.     NON-RECURRING ITEMS

Non-recurring items of £262.2m represents the net of the profits on the disposal of NOP World and SDN of £267.4m, less redundancy and restructuring costs of £5.2m.  The disposals are both subject to completion adjustments.  SDN has an associated tax charge of £1.2m.

9.     INTERNATIONAL FINANCIAL REPORTING STANDARDS “IFRS”

UK GAAP TO IFRS RECONCILIATION OF 2005 INTERIM RESULTS

The following table reconciles the adjusted group operating profit, PBT and EPS between the reported IFRS results and the ‘UK GAAP’ numbers consistent with UBM’s historical reporting:

	Adjusted operating profit £m	Adjusted PBT £m	Adjusted EPS pence

‘UK GAAP’	75.8	80.2	19.5
Charge for share based payments	(1.2)	(1.2)	(0.3)
Movement in holiday pay accrual	(1.1)	(1.1)	(0.3)
Accounting for equity investments pre tax	3.3	3.3	1.0
Share of tax of JV’s and equity investments	—	—	1.3
Adjustment to WIP overhead capitalisation	(0.7)	(0.7)	—
IAS 32 & 39 adjustments	—	0.8	—
IFRS	76.1	81.3	21.2

In addition to these items, the statutory results also include £23.5m of net financing income – other than interest.  This includes £10.2m net foreign exchange gain, a £(2.5)m charge reflecting the accretion of the convertible bond debt to maturity value and a £15.9m gain on the fair value of the embedded derivative in the US Dollar convertible bond.  The accounting for this embedded derivative follows currently worded accounting standards however it is possible that the accounting standard will change.  The £23.5m of net financing income – other than interest has been excluded from the headline PBT and EPS numbers

For further information please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

UNITED BUSINESS MEDIA

Background

United Business Media plc (http://www.unitedbusinessmedia.com)
UBM is a market leading global provider of specialist business information services to the technology, healthcare, media & entertainment , property and financial services industries.  Geographically revenues are generated in Europe (39%), the US (51%) and in Asia (10%).

Customers

UBM’s market leading – typically ranked number one or two – products serve top blue chip clients in all their end markets including:-
Microsoft, Hewlett Packard, IBM, Astra Zeneca, Forest Laboratories, Pfizer/Pharmacia, Merck & Co, GlaxoSmithKline, Novartis, Cisco, Toyo Shinaku, India Trade Promotions Organisation, China Chamber of Commerce, Sinopharm, Incase, Edelman Worldwide, Porter Novelli, Fleishman Hillard, NASA.

Product Categories

Publications
–	Over 160 magazines, 110 countries, 4m readers, 4,500 advertisers
Events
–	Over 300 events, 1.3m visitors, 2,500 exhibitors, from 120 countries
Directories
–	Over 50 directories, over 750 thousand recipients, in over 40 countries
Online
–	Over 200 websites, 22 million page impressions, revenue up over 35%
News Distribution
–	Over 180,000 messages, in 135 countries, in more than 150 languages
–	Over 460,000 journalists, monitoring message boards with over 25m users

Product Brands

CMP Media
www.cmpmedia.com
Information Week, CRN, EE Times, Network Computing, VARBusiness, TechWeb, Consultant Magazine, Game Developer Conference, Embedded Systems Conference, Xchange Conferences, Guitar Player, Health & Beauty America, Seatrade Cruise Shipping Convention,

CMP Information
www.cmpinformation.com
CPHI, Building, Furniture Show, Property Week, Farmer’s Guardian, FIE, Ifsec, Health & Safety, Pulse, Daltons Weekly, Trade It, Trader, Opportunities, Private Villas, This Caring Business, ECM

CMPMedica
Vidal, Quotidien du Medecin, Le Generaliste, Medec, HopitalExpo, Le Journal du Medicin, Medex, MedServe, Gelbeliste, Kassenartzt, Pharmindex, Vademecum, MIMS, Medical Observer, Medical Tribune

CMP Asia
www.cmpasia.com
Asia Pacific Leather Fair, Cosmoprof Asia, Hong Kong Jewellery and Watch Fair, Health Industry News, Jewellery News Asia, Tokyo Intnl Health Industry Show.

PR Newswire
www.prnnewswire.com
MultiVu, MediaAtlas, eWatch, Profnet, US1

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.